AH
3/8/2002


02007300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41494

FEB 2 8 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5727 South Lewis Avenue, Suite 125
(No. and Street)

Tulsa, Oklahoma 74105-7142
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Fishel 918-744-1333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evanson & Associates, Inc.
(Name — *if individual, state last, first, middle name*)

320 South Boston, Suite 801, Tulsa, OK 74103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary R. Fishel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Gary R. Fishel, President
Title

State of: Oklahoma
County of: Tulsa

Notary Public

Subscribed and sworn before me,
this 27th Day of February, 2002


Notary Public Oklahoma
OFFICIAL SEAL
NANCY J. WINCHELL
Tulsa County
Commission Expires 8/28/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF CAPITAL INVESTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2001 AND 2000

TOGETHER WITH INDEPENDENT AUDITORS' REPORT

EVANSON AND ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT

Sole Director and Stockholders
GRF Capital Investors, Inc.

We have audited the accompanying statements of financial condition of GRF Capital Investors, Inc. (an Oklahoma corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 25, 2002

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 19,503	$ 52,082
Deposit with clearing broker	25,000	25,000
Receivable from clearing broker	4,094	23,891
Other accounts receivable	22,519	33,298
Securities owned:		
Marketable, at market value	-	49,249
Not readily marketable, at cost	26,600	26,600
Office equipment, furniture and leasehold improvements, at cost, less accumulated depreciation and amortization of $50,790 and $43,652 in 2001 and 2000, respectively	13,704	16,128
Other assets	6,172	8,503
	$ 117,592	$ 234,751
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 8,091	$ 28,954
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 5,000,000 shares authorized, 530,800 issued and outstanding	5,308	5,308
Additional paid-in capital	408,692	408,692
Accumulated deficit	(294,499)	(198,203)
	119,501	215,797
Less - Treasury stock, at cost	(10,000)	(10,000)
Total stockholders' equity	109,501	205,797
	$ 117,592	$ 234,751

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions	$ 388,595	$ 713,179
Investment losses	(34,704)	(1,494)
Other revenues	20,718	30,590
	374,609	742,275
EXPENSES:		
Employee related costs	285,579	465,149
Clearing	58,442	97,235
Communications	43,216	45,745
Office and equipment rental	51,602	50,189
Other operating	32,066	35,068
	470,905	693,386
NET INCOME	$ (96,296)	$ 48,889

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock		
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
BALANCE, December 31, 1999	530,800	$ 5,308	$ 408,692	$ (247,092)	8,000	$(10,000)	$ 156,908
NET INCOME	-	-	-	48,889	-	-	48,889
BALANCE, December 31, 2000	530,800	5,308	408,692	(198,203)	8,000	(10,000)	205,797
NET INCOME	-	-	-	(96,296)	-	-	(96,296)
BALANCE, December 31, 2001	530,800	$ 5,308	$ 408,692	$ (294,499)	8,000	$(10,000)	$ 109,501

See accompanying notes and supplementary information

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (96,296)	$ 48,889
Adjustments to reconcile net income to net cash provided (used) by operating activities -		
Depreciation and amortization	7,138	4,884
Loss on disposition of asset	-	225
(Increase) decrease in receivables	30,576	(5,305)
(Increase) decrease in marketable securities owned	49,249	(27,349)
Decrease in other assets	2,331	231
Increase (decrease) in accounts payable and accrued liabilities	(20,863)	1,195
Net cash provided (used) by operating activities	(27,865)	22,770
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of office equipment, furniture and leasehold improvements	(4,714)	(12,149)
Net cash used in investing activities	(4,714)	(12,149)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,579)	10,621
CASH AND CASH EQUIVALENTS, Beginning of year	52,082	41,461
CASH AND CASH EQUIVALENTS, End of year	$ 19,503	$ 52,082

See accompanying notes and supplementary information.

1. ORGANIZATION AND BUSINESS

GRF Capital Investors, Inc., (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation and executes transactions on a fully disclosed basis through a clearing broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenues

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purposes using the trade date.

Possession or Control Requirement

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(K)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those amounts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments in money market funds, which are readily convertible into cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Marketable Securities Owned

Marketable securities owned consist of trading and investment securities at market value. Securities owned, which are not readily marketable, are recorded at cost, which approximates fair value as determined by management.

Office Equipment, Furniture and Leasehold Improvements

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the term of the lease, which is five years. Depreciation and amortization expense for the years ended December 31, 2001 and 2000 of $7,138 and $4,884, respectively, is reflected in other operating expenses in the accompanying statements of operations.

3. RELATED PARTY TRANSACTIONS

Certain stockholder brokers of the Company maintain accounts with the Company that generated approximately $2,110 and $1,350 of commission revenues during 2001 and 2000, respectively. Commissions paid to the stockholder brokers on these transactions were at rates comparable to those paid to non-stockholder brokers of the Company.

4. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Significant components of the Company's net deferred tax asset at December 31, 2001 and 2000 are as follows:

	2001	2000
Net operating loss carryforward	$ 60,400	$ 60,000
Difference in tax and book depreciation	(1,100)	(1,500)
Difference in commissions due to trade dates and settlement dates	-	(500)
Deferred tax asset before valuation allowance	59,300	58,000
Less - Valuation allowance	59,300	58,000
Net deferred tax asset	$ -	$ -

4. INCOME TAXES - Continued

The Company has carryforwards of net operating losses available for income tax reporting purposes of approximately $265,000, which can be used to reduce future taxable income. The net operating loss carryforwards will begin to expire in 2007 if not utilized prior to that time

5. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space effective April 2000. The lease term is for five years and expires in April 2005. Total rental expense paid under this lease agreement in 2001 was $50,787. The minimum annual rentals under this lease agreement until expiration are as follows:

Year Ended December 31,	Amount
2002	$ 51,000
2003	51,500
2004	51,700
2005	12,900

In the normal course of business, the clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counterparty credit risk through the use of credit approvals, credit limits and collateral requirements.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, the Company had net capital of $40,223, which was $35,223 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2001 and 2000, there were no liabilities subordinated to the claims of general creditors. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in these financial statements.

GRF CAPITAL INVESTORS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2001

NET CAPITAL:		
Total stockholders' equity		$ 109,501
Less nonallowable assets -		
Other accounts receivable (net)	$ 22,532	
Office equipment (net)	13,704	
Other assets	32,772	69,008
Tentative net capital		40,493
Haircut on securities		(270)
Net capital		40,223
Minimum net capital requirement		5,000
Net capital in excess of minimum requirement		$ 35,223
AGGREGATE INDEBTEDNESS:		
Total liabilities		$ 8,091
Less nonaggregate indebtedness		-
Total aggregate indebtedness		$ 8,091
Total aggregate indebtedness to net capital		0.20 to 1

See accompanying notes.

GRF CAPITAL INVESTORS, INC.

RECONCILIATION OF THE COMPUTATION OF
NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2001

Net capital per FOCUS IIA (unaudited), December 31, 2001	$ 40,223
Net adjustments	-
Net capital per accompanying Schedule I	$ 40,223

See accompanying notes.

EVANSON AND ASSOCIATES, P.C.

Mr. Gary Fishel
GRF Capital Investors, Inc.
5727 South Lewis, Suite 125
Tulsa, Oklahoma 74137

Dear Mr. Fishel:

In connection with our audit of the financial statements of GRF Capital Investors, Inc. as of December 31, 2001 and for the year then ended, we determined that there was no material difference between the calculation of net capital reflected on Schedule I to the financial statements and the calculation of net capital reflected on Form X-17A-5, Part IIA. In addition, as of December 31, 2001, there were no liabilities subordinated to the claims of general creditors.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 25, 2002

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Sole Director and Stockholders
GRF Capital Investors, Inc.

In planning and performing our audit of the financial statements of GRF Capital Investors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 25, 2002